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   As filed with the Securities and Exchange Commission on November 14, 2000

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   Schedule TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                ADAC Laboratories

                       (Name of Subject Company (Issuer))

                     Philips Medical Acquisition Corporation

                          a Wholly Owned Subsidiary of

                            Philips Holding USA Inc.

                          a Wholly Owned Subsidiary of

                      Koninklijke Philips Electronics N.V.

                            (Names of Filing Persons)

                                  COMMON STOCK,
                                  NO PAR VALUE

                         (Title of Class of Securities)

                                    005313200

                      (CUSIP Number of Class of Securities)

                                William E. Curran
                                   President
                            Philips Holding USA Inc.
                          1251 Avenue of the Americas
                            New York, New York 10020

                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                 with a copy to:

                              Matthew G. Hurd, ESQ.
                               Sullivan & Cromwell
                                125 Broad Street
                          New York, New York 10004-2498
                                 (212) 558-4000


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                            CALCULATION OF FILING FEE

                 Transaction valuation              Amount of filing fee

--------------------------------------------------------------------------------


[X]   Check the box if any part of the fee is offset as provided by
Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $97,971
Form or Registration No.: 005-32403
Filing Party: Koninklijke Philips Electronics N.V.
Date Filed: November 14, 2000

[ ]      Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]    third-party tender offer subject to Rule 14d-1.
[ ]    issuer tender offer subject to Rule 13e-4.
[ ]    going-private transaction subject to Rule 13e-3.
[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:[ ]

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby incorporated by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Items 1-9.  Summary Term Sheet. Subject Company Information. Identity and
            Background of Filing Person. Terms of the Transaction. Past Contacts, Transactions, Negotiations and Agreements. Purposes of the Transaction and Plans or Proposals. Source and Amount of Funds or Other Consideration. Interest in Securities of the Subject Company. Persons/Assets, Retained, Employed, Compensated or Used.

Items 1 through 9 of this Schedule TO are hereby amended and restated to incorporate the information set forth in the corrected Offer to Purchase set forth in Exhibit 99(a)(1) of this Amendment No. 1. The information in the corrected Offer to Purchase has been included in the printed Offer to Purchase distributed to shareholders of the Company on and after November 14, 2000.

Item 12.    Exhibits.

         The following are attached as exhibits to this Schedule TO:

99(a)(1)            Offer to Purchase






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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                    PHILIPS MEDICAL ACQUISITION CORPORATION

                                    By: /s/ WILLIAM E. CURRAN
                                    --------------------------------------------
                                    Name: William E. Curran
                                    Title:  President and Director

                                    PHILIPS HOLDING USA INC.

                                    By: /s/ WILLIAM E. CURRAN
                                    --------------------------------------------
                                    Name: William E. Curran
                                    Title:  Chairman, President and Director

                                    KONINKLIJKE PHILIPS ELECTRONICS N.V.

                                    By: /s/ COR BOONSTRA
                                    --------------------------------------------
                                    Name: Cor Boonstra
                                    Title:  President, Chairman of the Board of
                                            Management and the Group Management
                                            Committee

                                    By: /s/ JAN H.M. HOMMEN
                                    --------------------------------------------
                                    Name: Jan H.M. Hommen
                                    Title:  Executive Vice-President, Chief
                                            Financial Officer, Member of the
                                            Board of Management and the Group
                                            Management Committee

Date: November 14, 2000

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                                 EXHIBIT INDEX


  EXHIBIT
   NUMBER                       EXHIBIT DESCRIPTION
------------                    -------------------
99(a)(1)                        Offer to Purchase